Tradeweb LLC

(SEC I.D. No. 8-49994)

Statement of Financial Condition as of December 31, 2024, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

PUBLIC

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Annual Reports

Form X-17A-5
Part III

SEC FILE NUMBER
8-49994

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING	01/01/2024	AND ENDING	12/31/2024
	MM/DD/YY		MM/DD/YY

A.   REGISTRANT IDENTIFICATION

NAME OF FIRM: Tradeweb LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   □ Security-based swap dealer   □ Major security-based swap participant

□ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Pittinsky	646-430-6092	jonathan.pittinsky@tradeweb.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10012
(Address)	(City)	(State)	(Zip Code)
10/20/2003	34		
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)		

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholder's or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

X   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable (filed separately).

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Affirmation

I, Jonathan Pittinsky, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradeweb LLC, as of December 31, 2024, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jonathan Pittinsky

Chief Financial Officer

Notary Public

HAYLEY S. COHEN
NOTARY
NO. 02CO6382940
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
11-05-2026
PUBLIC
STATE OF NEW YORK



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of Tradeweb LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradeweb LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 19, 2025

We have served as the Company's auditor since 2019.

Tradeweb LLC
Statement of Financial Condition
December 31, 2024 (in thousands)

Assets

Cash and cash equivalents	$	120,692
Accounts receivable, net of allowance for credit losses		80,402
Receivable from affiliates		4,764
Other assets		702
Total assets	$	206,560

Liabilities and Member's Capital

Liabilities

Accrued compensation	$	30,031
Deferred revenue		1,677
Accounts payable, accrued expenses and other liabilities		765
Payable to affiliates		22,213
Total liabilities		54,686

Member's capital

Member's capital		151,874
Total liabilities and member's capital	$	206,560

The accompanying notes are an integral part of this financial statement.

Tradeweb LLC
Notes to Financial Statement
December 31, 2024

1. Organization

Tradeweb LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), a member of the Municipal Securities Rulemaking Board ("MSRB"), a registered independent introducing broker with the Commodities Future Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company relies on the international dealer exemption in the Canadian provinces of Ontario, Alberta, British Columbia, New Brunswick, Nova Scotia, Quebec, Saskatchewan and Manitoba and is recognized as a foreign trading venue in Switzerland. The Company is a consolidating subsidiary of Tradeweb Markets LLC ("Markets"). On April 3, 2019, Markets became a consolidating subsidiary of Tradeweb Markets Inc. ("TWMI") through a series of reorganization transactions ("Reorganization Transactions") that were completed in connection with TWMI's initial public offering ("IPO") which was completed on April 8, 2019. The Company provides services that enable institutional investors to view fixed income, derivative and equity market data and trade fixed income securities, derivatives and equity securities with their dealers on electronic marketplaces (the "Tradeweb Network") developed and maintained by Markets.

2. Significant Accounting Policies

Basis of Accounting

The financial statement has been presented in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates and the difference may be material to the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with remaining maturities at the time of purchase of less than three months.

Allowance for Credit Losses

The Company continually monitors collections and payments from its clients and maintains an allowance for credit losses. The allowance for credit losses is based on an estimate of the amount of potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of the Company's counterparties is also performed. Aged balances that are determined to be uncollectible are written off against the allowance for credit losses.

Tradeweb LLC
Notes to Financial Statement
December 31, 2024

Translation of Foreign Currency

Assets and liabilities denominated in currencies other than U.S. dollars are recorded in U.S. dollars at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities that are denominated in foreign currencies are then remeasured at the end of each reporting period at the exchange rate prevailing at the end of the reporting period.

Income Tax

The Company, together with Markets and other affiliates, is a multiple member limited liability company which is taxed as a partnership. As a partnership, Markets is subject to unincorporated business taxes on income earned, or losses incurred, in certain state and local jurisdictions. The taxable income or loss of the Company is also includable in the Federal and state income tax returns of Markets' individual members.

No income tax provision is required to be recorded by the Company as it is a disregarded entity for income tax purposes and therefore not subject to income tax. The tax effects of its income and losses accrue directly to Markets. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by Markets. This election was made in order to simplify the Company's accounting for income taxes.

Stock-Based Compensation

The stock-based payments received by the employees of the Company are accounted for as equity awards. The Company measures and recognizes the cost of employee services received in exchange for awards of equity instruments based on their estimated fair values measured as of the grant date. These costs are recognized as an expense over the requisite service period with an offsetting increase to member's capital. The grant-date fair value of stock-based awards that do not require future service (i.e., vested awards) are expensed immediately. Forfeitures of stock-based compensation awards are recognized as they occur.

For performance-based restricted stock units that vest based on market conditions, the Company recognizes stock-based compensation based on the estimated grant date fair value of the awards computed with the assistance of a valuation specialist using a Monte Carlo simulation on a binomial model. The significant assumptions used to estimate the fair value of the performance-based restricted stock units that vest based on market conditions are years of maturity, annualized volatility and the risk-free interest rate. The maturity period represents the period of time that the award granted was modeled into the future, the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of measurement corresponding with the maturity period of the award and the expected volatility is based upon historical volatility of TWMI's Class A common stock.

Fair Value Measurement

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions) are marked to offer prices. Fair value measurements do not include transaction costs.

Tradeweb LLC
Notes to Financial Statement
December 31, 2024

The fair value hierarchy under ASC 820, *Fair Value Measurement* ("ASC 820"), prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company's financial instruments measured at fair value include, within cash and cash equivalents, $118,766,000 of money market funds which are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The Company has no financial instruments measured at fair value that are classified within levels 2 or 3 of the fair value hierarchy.

The Company's financial instruments not measured at fair value include accounts receivable, which are classified within level 2 of the fair value hierarchy and approximate fair value due to the short-term nature of the assets.

Recent Accounting Pronouncements

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment's profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU also requires the disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. All disclosure requirements under ASU 2023-07 and existing segment disclosures in ASC 280, Segment Reporting are also required for public entities with a single reportable segment. The ASU was effective for the Company's financial statements for the year ended December 31, 2024. The additional disclosures are included in Note 8. Segment Information.

3. Stock-Based Compensation Plans

TWMI and Markets have stock incentive plans which provide for the grant of performance-based restricted share units that vest based on the financial performance of TWMI ("PRSUs"), restricted share units ("RSUs"), performance-based restricted stock units that vest based on market conditions ("PSUs") and options, to encourage employees of Markets and its subsidiaries and affiliates to participate in the long-term success of TWMI and Markets.

PRSUs are promises to issue actual shares of common stock and generally cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The fair value of PRSUs is calculated on the grant date using the stock price of TWMI's Class A common stock. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of TWMI. For PRSU awards granted during 2024, the financial performance of TWMI will be determined based on the compound annual growth rate over a three-year performance period beginning on January 1 in the year of the grant. For PRSU awards granted during 2023 and prior, the financial performance of TWMI was determined based on the financial performance of TWMI in the grant year, and any earned awards that remain outstanding are subject to time-based vesting conditions. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount for awards granted during 2024 and 2023. PRSUs granted during 2022 and prior had a 200% maximum performance modifier. Compensation expense for PRSUs that cliff vest is recognized on a straight-line basis over the vesting period for the entire award. The number of shares included in expense each period is based on management's estimate of the probable final performance modifier for those grants, with such estimate updated each period until the performance modifier is finalized.

RSUs are promises to issue actual shares of common stock at the end of a vesting period. RSUs generally vest one-third each year over a three-year period. The grant date fair value of RSUs is determined using the stock price of TWMI's Class A common stock. The grant-date fair value of RSUs is amortized into expense on a straight-line basis over the requisite service period for the entire award, with compensation cost recognized to date at least equal to the measured cost of vested tranches.

PSUs are promises to issue actual shares of common stock and cliff vest on January 1 of the third calendar year from the calendar year of the date of grant. The number of shares a participant will receive upon vesting is determined by a performance modifier, which is adjusted as a result of TWMI's total shareholder return over a three-year performance period. The performance modifier can vary between 0% (minimum) and 250% (maximum) of the target (100%) award amount. The grant date fair value of PSUs, determined using a Monte Carlo simulation model, is recognized as compensation expense on a straight-line basis over the vesting period for the entire award, regardless of the number of shares received by the participant at vesting.

As of December 31, 2024 there were no unvested option awards outstanding for employees of the Company.

TWMI and Markets allocates to the Company compensation expense relating to PRSUs, RSUs and PSUs granted to employees of the Company.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $45,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2024, the

Company had net capital of $63,532,000 which exceeded its requirement of $3,646,000 by $59,886,000. The Company's ratio of aggregate indebtedness to net capital was 0.86 to 1.

The Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEC Rule 15c2-4; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in SEC Rule 15c3-3). Therefore, in light of Footnote 74 of the 2013 Release adopting amendments to SEC to Rule 17a-5 and SEC guidance provided on July 1, 2020, the Company is considered a Non-Covered Firm.

5. Related Party Transactions

Markets is reimbursed by the Company for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services under an expense sharing agreement.

The Company invoices customers for transactions executed on the Tradeweb Network by dealers of the Company's international affiliates and remits these fees to its international affiliates. Also, the Company's international affiliates invoice customers for transactions executed on the Tradeweb Network by dealers of the Company and remits these fees to the Company. The Company invoices dealers and customers for subscriptions and for transaction executed on the Tradeweb Network by dealers and customers of the Company's affiliate TW SEF LLC and remits these fees to TW SEF LLC. Tradeweb Direct LLC ("TWD"), an affiliate of the Company, collects trading proceeds and pays clearing costs on behalf of the Company, and remits these net fees to the Company. Also, the Company collected transaction fees from customers for transactions by TWD and remitted these fees to TWD.

Activities of the Company are substantially governed by Markets who provides ongoing administrative and financial support. Therefore, the Company's financial condition may not necessarily be indicative of that which would have resulted if the Company had been operated as an unaffiliated company.

6. Credit Risk

Cash and cash equivalents includes cash and highly liquid investments held by a limited number of global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company invests through high-credit-quality financial institutions, monitors the concentration of credit exposure of investments with any single obligor and diversifies as determined appropriate.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker-dealers. At December 31, 2024, the Company maintained an allowance for credit losses of $54,000 with regard to these receivables.

7. Commitments and Contingencies

In the normal course of business, the Company enters into agreements with its customers which provide the customers with indemnification rights, including in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary rights of a third party. The Company's exposure under these agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

8. Segment Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is the Chief Executive Officer ("CEO") of TWMI.

The CEO of TWMI manages TWMI on a consolidated basis as one operating segment and one reporting unit because of the integrated nature of the activities across the various U.S. broker-dealers, internationally regulated entities and other subsidiaries through which it conducts its global business. As a result, for purposes of this financial statement, the Company is also considered one operating segment and one reporting unit whose operations are derived substantially all in the United States of America.

9. Subsequent Events

There were no subsequent events requiring adjustment to the financial statement or disclosure through February 19, 2025, the date that the Company's financial statement was issued.